EXHIBIT 12.1
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                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
              FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1994 (a)
                             (in millions of dollars)


                                                                  Years Ended December 31,
                                                              ----------------------------------
                                                              1994      1993      1992      1991      1990
                                                              ----      ----      ----      ----      ----
Income from continuing operations,  before provision or
  benefit for income taxes and cumulative effect of
  accounting changes effective 1-1-92                       $1,409    $1,392    $1,707    $1,744    $2,448
Dividends from less than 50% owned companies
  more or (less) than equity in net income                      (1)       (8)       (9)        5        (7)
Minority interest in net income                                 44        17        18        16        12
Previously capitalized interest charged to
  income during the period                                      29        33        30        23        16
                                                            ------    ------    ------    ------    ------
      Total earnings                                         1,481     1,434     1,746     1,788     2,469
                                                            ------    ------    ------    ------    ------

Fixed charges:
  Items charged to income:
    Interest charges                                           594       546       551       644       676
    Interest factor attributable to operating
       lease rentals                                           118        91        94        76        58
    Preferred stock dividends of subsidiaries
       guaranteed by Texaco Inc.                                31         4         _         _         _
                                                            ------    ------    ------    ------    ------
       Total items charged to income                           743       641       645       720       734


    Interest capitalized                                        21        57       109        80        50
    Interest on ESOP debt guaranteed by Texaco Inc.             14        14        18        26        38
                                                            ------    ------    ------    ------    ------
       Total fixed charges                                     778       712       772       826       822
                                                            ------    ------    ------    ------    ------

Earnings available for payment of fixed charges             $2,224    $2,075    $2,391    $2,508    $3,203
  (Total earnings + Total items charged to income)
                                                            ======    ======    ======    ======    ======


Ratio of earnings to fixed charges of Texaco
  on a total enterprise basis                                 2.86      2.91      3.10      3.04      3.90
                                                            ======    ======    ======    ======    ======


(a) Excludes discontinued chemical operations.

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